NEWS RELEASE

ELD No. 06-11

TSX: ELD  AMEX: EGO

July 18, 2006

 Kisladag Gold Mine Official Opening and Announcement of Commercial Production

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”)  is pleased to announce the official opening of the Kisladag Gold Mine in Turkey on  July 11, 2006 by the Minister of Energy and Natural Resources  Dr. M. Hilmi Guler.  Also participating were the Governor of Usak, Mr. Kayhan Kavas, Mr. Yves Brodeur, the Canadian Ambassador to Turkey and other local and regional dignitaries.  Some 1700 guests attended the ceremony including 250 of the Kisladag staff and their families.

 “We appreciate the cooperation and support of the Minister of Energy and Natural Resources, the Governor of Usak Province and the support from all the local communities at Kisladag.” commented Paul Wright, President and Chief Executive Officer.  “Turkey is a country where we have invested for over a decade and have successfully advanced a grass roots discovery to a producing mine.   Kisladag Mine with a 14 year mine life will provide direct employment for 350 people.”

Kisladag Mine officially commenced commercial production on July 1, 2006.   Mine production continues according to the 2006 plan with approximately 500,000 tonnes of ore being mined monthly.  Gold production presently is approximately 350 oz. daily and continues to increase consistent with the build up of heap inventory and the expansion of area under leach.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

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